Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: March 14, 2006

MITTAL

Mittal Steel Asia & Africa and Mining "Expansion and low cost"

14 - 15 March 2006

Investor Day, Chicago

Disclaimer

MITTAL

No Offer

No offer to exchange or purchase any Arcelor shares will be made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company will file important documents with the United States Securities and Exchange Commission (SEC), including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Arcelor security holders may obtain copies of the documents, when available, free of charge on the SEC's website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor's securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Netherlands Authority for the Financial Markets in the Netherlands and the SEC made or to be made by Mittal Steel, including on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Agenda

MITTAL

- History and overview
- Growing and reducing cost by investing in added value and expanding capacity
- Mittal Steel's Mining operation
- Conclusion

Highlights - Mittal Steel Asia & Africa

MITTAL

- Leading market position in the high growth markets of Africa and central Asia
- Very diversified product mix in South Africa and leading added value flat product in Central Asia
- Very low cost position supported by a very strong mining integration and sustained investment for improvement and performance
- High industrial flexibility benefiting from multi-process expertise
- Excellent, innovative record of community service and corporate responsibility
- Outstanding economic performance

Part I

MITTAL

History and overview

Driving Throughput

MITTAL

- Drive to maximise capacity utilisation



Liquid steel production (Mtpa)
0.8
1.0
3.0
4.1
6.5
7.3
10.3
12.4
Annaba
Termitau
South Africa
Total
Prior to acquisition
Current (2005)

Driving Value

- Significant improvement of value added production



4.3
3.3
1.2
1.4
1.2
1.7
1.2
1.5
0.7
0.9
0.7
0.8
Billet / slabs
HRC / Plate
CRC
Coated
Rod / Bar
Value add long
Prior to acquisition
Current (2005)

Driving Sales

- Focused geographical sales repositioning



Prior to acquisition
Other
5%
Europe
9%
CIS
20%
Middle east
4%
Asia
12%
Africa
50%



Current (2005)
Europe
4%
Other
3%
CIS
6%
Middle east
10%
Asia
29%
Africa
48%

Driving Productivity

MITTAL

- Continued focus on improving productivity



Number of employees per Mtpa (indexed)
105%
100%
95%
90%
85%
80%
75%
70%
65%
60%
*
2001
2002
2003
2004
2005
Annaba
Temirtau
South Africa

Increase in employees per Mtpa due to fire in 2005

Driving competitive advantage

MITTAL

- Strategic investments and interventions to improve competitive advantage

	Annaba	Temirtau	South Africa
Total investment	*$ 72 million*	*$ 1.1 billion*	*$ 647 million*

Annaba

- 2005: Revamping of Power Plant; Install SAP
- New Bar mill
- Modernisation of Hot Strip mill
- 2001: Acquisition

Temirtau

BF-4 Modernisation

Installation of new
- *Continuous Casters*
- *New Colour Coating line*
- *New 4 Cold Rolling Mill*
- *New Pipe Plant*

Revamping of:
- *Blast Furnace 3*
- *Coke-Oven*
- *Sinter plant*
- *Steel plant*
- *Hot roll Mill*
- *Oxygen Plant*
- *Tinning line*
- *Galvanising line*
- *Coal mines*

1995: Acquisition

South Africa

- Pulverised coal injection
- $145m efficiency improvements
- Sinter plant repair and upgrade
- Turnaround of Saldanha Steel
- 2001: Acquisition

Timeline: 2005, 2003, 2001, 1999, 1997, 1995

Mittal Steel Asia & Africa - Overview

- Dominant regional steel producer
- Market leader in Central Asia & Africa
- Well positioned to capture growth of developing markets
- Vertically integrated from raw material to value added products
- Low cost producers


Expected GDP growth
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
Sub-Sahara Africa
Algeria
Russia
Iran
Kazakhstan


Raw material self-sufficiency
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Coal
Iron ore

Industrial and marketing network

MITTAL

Final product (2005)


Moscow
Vienna
Istanbul
Tehran
Urumqi
Beijing
Ch'gdu
Dubai
G'zhou
Singapore

◆ Marketing offices ◆ Production facilities

*2004 data mentioned due to fire in 2006

Mittal Steel Temirtau (Kazakhstan)
- *3.4 Mtpa flat steel products**

Mittal Steel Annaba (Algeria)
- *0.4 Mtpa flat steel products*
- *0.5 Mtpa long steel products*

Mittal Steel South Africa (South Africa)
- *5.0 Mtpa flat steel products*
- *2.2 Mtpa long steel products*

Total production
- *8.8 Mtpa flat steel products*
- *2.7 Mtpa long steel products*

Product mix

- Value added product range well matched to regional demand



Product mix (%)
Value added long
8%
Billet / slabs
8%
Rod / Bar
14%
HRC
41%
Coated
16%
CRC
13%

Industry exposure

MITTAL

- Balanced exposure to steel consuming industries


Industry exposure (%)
Other
5%
Construction
20%
Re-rolling
7%
Pipe & tube
9%
Automotive
3%
Packaging
6%
Energy & mining
4%
Machinery &
equipment
3%
Service centres and
distribution
43%

Part II

MITTAL

Growing and reducing cost by investing in added value and expanding capacity

Mittal Steel Asia & Africa strategy

MITTAL

MISSION

Become the most admired steel institution in Asia and Africa

VISION

Striving to be among the highest operating margin steel producers globally, while being a supplier of choice for our customers in the Central Asia & Africa markets by delivering quality steel at competitive prices

STRATEGY

Leveraging Central Asia & Africa market leadership

Improve operating capabilities by expanding capacity and investing in added value products

Build on our existing performance culture

Be a responsible corporate citizen

To expand capacity by 3.8 mt…

MITTAL

- **Initiatives to increase liquid steel production**
  - 2,100 ktpa in South Africa through capital investments in sinter, DRI, BF capacity and other planned interventions
  - 780 ktpa through restart of Blast furnace and sinter capacity in Annaba
  - 890 ktpa through capital investments in Temirtau

Capital investment	Increase (ktpa)
New DRI kilns in SA	825
Expansion of hot metal capacity	
• Expand sinter capacity in Temirtau	890
• New sinter plant & expand Blast furnace capacity in South Africa	805

Improve mix product…

MITTAL

- Grow sales into Central Asia, Africa and Russia
- Increase value added products
  - Automotive
  - Galvanized
- Product diversification
  - Expand Temirtau into long products
  - Product development
- Improve customer focus

Capital investments	Increase (ktpa)
New Automotive galv line in South Africa	450
New Galvanising line in South Africa	100
OCTG project / South Africa	50
Line pipe coating facility in Annaba	40
New coating facilities in Temirtau	355
Billet caster & Bar mill in Temirtau	680

Optimize capacity...

MITTAL

	Raw Materials		Iron Making	Steel Making	Final products
2005	Iron ore 17.3 Mt Coal 12.4 Mt	Sinter 12.3 Mt DRI 1.5Mt	Hot metal 11.9 Mt	Liquid steel 12.5 Mt	Products 10.5 Mt
		Capital investment	Capital investment	Efficiency improvements	Efficiency improvements Capital investments Product development
2008	Iron ore 21.6 Mt Coal 16.0 Mt	Sinter 15.4 Mt DRI 1.9 Mt	Hot metal 11.3 Mt	Liquid steel 14.5 Mt	Products 13.1 Mt
		Capital investment	Capital investment	Efficiency improvements	Efficiency improvements & product development
2010	Iron ore 22.6 Mt Coal 18.4 Mt	Sinter 6.0 Mt DRI 13.1 Mt	Hot metal 12.5 Mt	Liquid steel 15.9 Mt	Products 14.1 Mt

Increase productivity…

MITTAL

- Organisational restructuring with the intent to:
  - Reduce labour cost (Voluntary separation scheme in SA)
  - Align with international productivity norms
  - Capturing synergies between different units
- Training initiatives to improve skills levels

...and reduce costs

MITTAL

- **Efficiency improvements & technology upgrade**
  - Yield improvements
  - Reduced energy consumption
- **Raw materials initiatives**
  - Iron ore expansions in South Africa and Temirtau
  - Beneficiation of phosphorous iron ore at Temirtau
  - Increase usage of Algerian iron ores
  - Reduce imported coking coal in South Africa
- **Procurement initiatives**
- **Productivity improvements**

EBITDA cost ($/t)


Other
Parts and supplies
Energy
Labour
Raw materials
2005

Part III

MITTAL

Mittal Steel's mining operation

Vision of strong steel market dynamic, highly consolidated mining industry…

Chinese steel production (mt)



400
350
300
250
200
150
100
50
0
84
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
2000
2001
2002
2003
2004
2005

Iron ore exports market



Other
CVRD
BHP Billiton
Rio Tinto

Note: CVRD from Brazil, BHP Billiton and Rio Tinto from Australia

...has led Mittal Steel to a unique and very valuable raw material integration strategy

MITTAL

Mittal Steel Self-Sufficiency*


2004
After Current Projects
100
90
80
70
60
50
40
30
20
10
0
Coal
Iron Ore
Coke

*Including strategic contracts

- Mittal Steel has one of the strongest positions in raw materials among steel companies
  - Iron ore - 5th largest iron ore producer globally with a production* above to 50 million tonnes in 2006E and a resource base of over 5 billion tonnes
  - DRI - Over 11 million tonnes of production capacity, high quality/low cost metallic substitutes
  - Coal - Significant captive source and over 1.5 billion tonnes of resources
  - Coke - Over 15 million tonnes of production capacity
  - Infrastructure - Deepwater ports, railway siding, engineering workshop
- Hedged from price increases in raw materials
- Mines located in close proximity to steel operations, considerable savings in logistic cost

Mittal Steel's Mining - Overview for 2006

MITTAL


USA Iron Ore*
Production 8.2 Mt
Resources 500 Mt
Algeria Iron Ore
Production 2 Mt
Resources 100 Mt
Bosnia Iron Ore
Production 1.5 Mt
Resources 100 Mt
USA Iron Ore***
Production 13 Mt
Ukraine Iron Ore
Production 9.4 Mt
Resources 1,000 Mt
Kazakhstan Iron Ore
Production 6 Mt
Resources 2,300 Mt
Kazakhstan Coal
Production 5.5 Mt
Resources 1,500 Mt
Mexico Iron Ore*
Production 2.25 Mt
Resources 250 Mt
Senegal Iron Ore
potential acquisition
Liberia Iron Ore****
Resources 1,000 Mt
South Africa Iron Ore**
Production 10.2 Mt

*Share of production
** Strategic contract at cost plus
*** Formula based captive supply contract
**** Under development

Investing USD1.3bn in capacity expansion…

MITTAL

Project	Capacity addition (in Mt/year)	Start	End	Key initiatives
Ukraine	6.0	2005	2010	▪Planning system improvement ▪Capacity increase
Liberia	15.0	2005	2010	▪Develop and rehabilitate mines ravaged because of civil war ▪Construct infrastructures (rail and ports) needed to export iron ore
Mexico	3.5	2005	2009	▪Capacity increase (2 locations) ▪Improve quality of iron ore through desulphurization ▪Pellet feed (costs reduction)
Kazakhstan	2.5	2007	2010	▪Improve quality through dephosphorization ▪Capacity increase (development and improvement of existing equipment)
Bosnia	1.0	2005	2009	▪Improve quality through demoisturization ▪Capacity Increase
Total	28.0			

Note: Capex needs for Senegal and resulting capacity augmentation will be determined after Feasibility Report

...to increase iron ore production by 2010...

Mittal Steel iron production prospect* in Mt



90
80
70
60
50
40
30
20
10
0
2004
2005
2006E
2007E
2008E
2009E
2010E

Capacity expansion breakdown



28 Mt
Bosnia
Kazakhstan
Mexico
Ukraine
Liberia

*Including strategic contracts

Note: Newly identified resource in Senegal not included

…and reducing cost

MITTAL

- Economies of scale as production ramps-up in existing mines
- Exploitation improvement: use of latest mine planning tools, cross training and best practices sharing
- Strategic investments:
  - Selected logistics assets, such as railways, ports, to ensure freight cost competitiveness
  - Mine exploitation planning system
  - Mining equipment improvement

High grade Liberia mining project and future expansion opportunities…

MITTAL



GUINEA
SIERRA LEONE
Yekepa
Mine Resource
Tubmanburg
Captive
CÔTE D'IVOIRE
MONROVIA
KM
Railway
245 Km
Buchanan
Captive Port
NORTH ATLANTIC OCEAN
0 30 60 km
0 30 60 mi
Harper

- More than 1 billion tonnes of resources
- USD800m of investment in infrastructure and mine rehabilitation/ enrichment
- 1st capacity coming online in late 2007.
- 1st phase leading to 15 MTPA by 2010.
- Significant logistic advantages vis-à-vis Australia because of close location to US and Europe

Part IV

Conclusion

Mittal Steel Asia & Africa

MITTAL

- Market and cost leadership benefiting from raw material integration
- Capacity expansion to answer by strong market growth
- Continuous investment in added value products
- Excellent, innovative record of community service and corporate responsibility
- Strong assets, with more than adequate internal cash generation to support both sustaining and strategic investments
- Outstanding profit-improvement and growth potential
- Transformational synergies with Arcelor